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05007082

SUPPL

FILE NO. 82-3919

March 25, 2005

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
APR 04 2005
WASH, D.C.
179
SECTION

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translations of the documents which contents were announced by the Company as follows:

- Brief Statement of Financial and Operating Results for the Third Quarter of the Year ending March 31, 2005 (Consolidated) (February 8, 2005) and
- Notice of Change of the Dividend Policy and Adjustment to the Forecast of Year-End Dividends for the Year ending March 31, 2005 (February 8, 2005).

With kind regards,

Yours truly,

PROCESSED
APR 07 2005
THOMSON FINANCIAL

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

FILE NO. 82-3919

(Translation)

February 8, 2005

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2005 (CONSOLIDATED)

BANDAI CO., LTD. Stock Code: 7967

(URL: http://www.bandai.co.jp/) Stock Exchange: Tokyo Stock Exchange (TSE), First Section

Representative: Takeo Takasu
President and Representative Director

Person to contact: Hiroshi Kawasaki
General Manager, President Office
TEL (03) 3847-5005

1. Matters concerning the preparation of the brief quarterly financial information:

1) Application of simplified accounting methods: Yes

Corporate income taxes are calculated based on a simplified method, by application of the statutory effective tax rate.

2) Difference in accounting methods compared with the most recent consolidated business year: Yes

The Accounting Standard for Impairment of Fixed Assets has become applicable.

3) Changes in the scope of consolidation and the application of equity method: Yes

Consolidated subsidiaries (inclusion): 1 company (Hanayashiki Co., Ltd.)

2. Summary of the financial and operating results for the third quarter of the year ending March 31, 2005 (from April 1, 2004 to December 31, 2004)

(1) Progress of consolidated operating results

(In millions of yen, rounded down, except where noted)

	Net Sales		Operating Income		Recurring Income	
Third Quarter Ended December 31, 2004	192,691	(- 0.2%)	18,452	(- 25.9%)	19,183	(- 21.7%)
Third Quarter Ended December 31, 2003	193,092	-%	24,893	-%	24,511	-%
(For reference) Fiscal Year Ended March 31, 2004	263,174		27,651		27,221	

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Third Quarter Ended December 31, 2004	9,451	(- 25.5%)	95.92 yen	95.77 yen
Third Quarter Ended December 31, 2003	12,690	-%	129.60 yen	129.31 yen
(For reference) Fiscal Year Ended March 31, 2004	14,206		142.28 yen	141.95 yen

(Note) All percentages in the items of net sales, operating income, etc. represent changes compared to the third quarter of the prior fiscal year. The preparation of brief quarterly operating results has commenced as from the prior consolidated fiscal year. Hence, no comparison of the actual results for the third quarter of the year ending March 31, 2005 with those for the third quarter of the year ended March 31, 2004 is given herein.

(2) Movement in the consolidated financial position

(In millions of yen, rounded down, except where noted)

	Total Assets	Stockholders' Equity	Equity Ratio	Equity Per Share
Third Quarter Ended December 31, 2004	234,538	130,824	55.8%	1,327.01 yen
Third Quarter Ended December 31, 2003	229,200	127,859	55.7%	1,300.94 yen
(For reference) Fiscal Year Ended March 31, 2004	228,075	121,068	53.1%	1,227.16 yen

(3) Consolidated statement of cash flows

(In millions of yen, rounded down)

	Net cash provided by operating activities	Net cash provided by investing activities	Net cash provided by financing activities	Cash and cash equivalents at the end of the period
Third Quarter Ended December 31, 2004	1,432	(8,308)	841	76,816
Third Quarter Ended December 31, 2003	5,256	(7,709)	(11,163)	69,196
(For reference) Fiscal Year Ended March 31, 2004	20,032	(9,830)	(10,885)	82,193

3. Forecasts of consolidated operating results for the year ending March 31, 2005 (from April 1, 2004 to March 31, 2005)

(In millions of yen, rounded down)

	Net Sales	Recurring Income	Net Income
Fiscal Year Ending March 31, 2005	280,000	27,500	14,200

For reference: Projected net income per share for the current fiscal year (full year): 141.41 yen

※ The above projections are based on the information available to management as of the date hereof, and estimates involving uncertain factors thought likely to have an effect on future results as of the date hereof. Actual results may differ materially from these projections for a variety of factors in the future.

4. Qualitative information on the summary of operating results for the third quarter and the forecasts of operating results, etc.

(1) Qualitative information on the progress of consolidated operating results, etc.

For the third quarter of the fiscal year under review (from April 1, 2004 to December 31, 2004), the Japanese economy registered tones of steady recovery as corporate earnings and the stock market began to recover and the employment environment and private spending were improving slowly.

Under these circumstances, the Bandai Group, based on its three-year medium-term business plan, which commenced in April 2003, has worked for the "expansion of business" placing emphasis on efficiency and profitability. Specifically, the Group has actively promoted a character-based "business creation strategy" and "business expansion strategy" focusing on further growth in existing businesses, as well as various measures, in order to achieve sales growth rates higher than those achievable heretofore.

However, during the third quarter under review, in the toys & hobby area, while toys for girls and "*Tamagotchi*" series showed strong performance, poor performance in America was not fully covered. In the video game software area, "*Mobile Suit Gundam*" software gained popularity in the year-end sale season. However, as the marketing of other major titles is expected to be intensive in the fourth quarter of the current fiscal year, operating results were below the level of the same period of the prior fiscal year.

On a consolidated basis, net sales for the third quarter under review were 192,691 million yen, down 0.2% compared to the same period of the prior fiscal year. Due to greater up-front expenses to expand our businesses, operating income was 18,452 million yen, down 25.9%, recurring income was 19,183 million yen, down 21.7%, and net income was 9,451 million yen, down 25.5%.

Segment performance by business area:

(In millions of yen, rounded down)

	Net Sales			Operating Income (Loss)		
	Third quarter ended December 31, 2004	Third quarter ended December 31, 2003	Increase (decrease)	Third quarter ended December 31, 2004	Third quarter ended December 31, 2003	Increase (decrease)
Toys & Hobby	109,388 [41,954]	107,968 [40,960]	1,420 [994]	11,460 [6,522]	12,589 [5,759]	(1,128) [762]
Life-style	14,087 [4,686]	13,747 [4,214]	339 [472]	810 [309]	1,430 [229]	(619) [80]
Amusement	12,761 [3,916]	11,814 [3,795]	946 [121]	708 [256]	770 [290]	(62) [(33)]
Video Game Software	24,544 [9,884]	27,092 [13,304]	(2,547) [(3,420)]	1,205 [(120)]	4,584 [2,980]	(3,379) [(3,100)]
Visual	22,514 [7,553]	23,386 [7,599]	(871) [(45)]	3,146 [1,026]	4,091 [1,225]	(945) [(199)]
Networks	7,641 [2,719]	7,686 [2,689]	(45) [29]	1,279 [527]	1,477 [340]	(198) [186]
Other	11,544 [4,053]	9,953 [3,509]	1,591 [544]	828 [362]	710 [370]	117 [(7)]

The figures in the parentheses [ ] represent those for the period from October 1 through December 31.

In the toys & hobby area, while the toy market in Japan stagnated in the year-end sale season, our toys for girls "*Futariha Precure*" and "*Tamagotchi*" series produced very strong performance and our character toys for boys "*Power Rangers (Tokuso Sentai DekaRangers)*" showed steady performance. Sales of "*Konjiki no Gashbell*" cards and products for vending machines also were favorable. Overseas, our "*Tamagotchi*" series, with the expansion of the selling area, gained popularity globally. Our mainstay characters "*Power Rangers*" series also produced steady performance. However, in terms of profits, poor performance in America was not made up for. The business area overall achieved increased revenue and decreased profits.

In the life-style area, sales of clothing items for children mainly featuring characters from "*Soreike! Anpanman*" and "*Futariha Precure*" showed strong performance. Additionally, our "*Cinnamoroll*" clothing items and sundries and "*Rakugaki Kodomo Sekken*", lovely soap for drawings in bathrooms, which were launched during the second half of the current fiscal year, gained popularity and contributed to a sales increase. However, these did not offset a cost increase for improving the competitiveness of our "*Bikkura Tamago*" series of egg-shaped bath salts with a figure of a popular character and related with new products. The business area overall achieved increased revenue and decreased profits.

In the amusement area, in addition to our "*Conveni Catcher 2*" and other amusement equipment for kids, which sold well during the interim period of the current fiscal year, we exerted our efforts to expand business with the opening of new large-scale amusement facilities full of popular character attractions. However, as the market remained slow in general due to external factors, including the unusual weather since the summer sale season, increased costs related with the opening of such new facilities and the development of amusement equipment were not offset. The business area overall achieved increased revenue and decreased profits.

In the video game software area, in Japan, while new game machines were launched one after another towards the end of the year and competition in the game software market intensified, our

"*Mobile Suit Gundam Gundam vs. Z (Zeta) Gundam*" gained popularity. However, operating results were below the level of the same period of the prior fiscal year when we marketed major titles. Additionally, the business area produced poor performance due to increased costs related with the software development of major titles expected to be marketed intensively in the fourth quarter of the current fiscal year. Overseas operations also produced poor performance due to the lack of major titles, such as "*.hack (dot hack)*" series, which gained strong loyalty in the prior fiscal year. The business area overall achieved decreased revenue and decreased profits.

In the visual area, DVD software led by "*Ghost In The Shell*" series has continued to show strong performance since the interim period of the current fiscal year. Sales of DVD software for video rental stores also increased substantially with the development of the environment for viewing DVD software. However, in Japan, the "*Mobile Suit Gundam SEED*" produced Group synergies in the same period of the prior fiscal year. Overseas, we have established a new system of our own distribution network for DVD software in America, which has resulted in an increase in returned articles. The business area overall achieved decreased revenue and decreased profits.

In the networks area, the number of paid subscribers for contents of mobile phones, which has decreased, is turning up in the second half of the current fiscal year, due to steady sales of game contents, including "*SIMPLE 100*" series and "*Bandai Collection*" series. Our on-demand distribution services focused on animations also continued to gain popularity. However, we saw a decrease in the number of paid subscribers for contents of stand-by displays of mobile phones and increased costs in relation with the development of high value-added contents could not be offset. The business area overall achieved decreased revenue and decreased profits.

In other areas, we exerted our efforts to improve operational efficiency in our distribution business. The business area overall achieved increased revenue and increased profits.

Segment performance by place of business:

(In millions of yen, rounded down)

	Net Sales			Operating Income (Loss)		
	Third quarter ended December 31, 2004	Third quarter ended December 31, 2003	Increase (decrease)	Third quarter ended December 31, 2004	Third quarter ended December 31, 2003	Increase (decrease)
Japan	164,717 [58,803]	161,176 [60,552]	3,541 [(1,749)]	17,607 [6,566]	19,684 [8,376]	(2,077) [(1,810)]
America	13,619 [6,562]	19,200 [6,992]	(5,581) [(430)]	(2,392) [283]	2,058 [883]	(4,450) [(599)]
Europe	13,371 [5,721]	12,579 [5,393]	792 [328]	2,833 [1,430]	2,583 [1,348]	249 [82]
Asia	23,273 [9,910]	20,884 [8,265]	2,389 [1,645]	1,951 [879]	1,691 [710]	260 [169]

The figures in the parentheses [ ] represent those for the period from October 1 through December 31.

In Japan, in the year-end sale season, our toys for girls "*Futariha Precure*" and "*Cinnamoroll*", as well as "*Tamagotchi*" series produced strong performance. Our character toys for boys "*Power Rangers (Tokuso Sentai DekaRangers)*" showed steady performance and sales of "*Konjiki no Gashbell*" cards and products for vending machines also were favorable. However, the marketing of major titles of video game software is expected to be intensive in the fourth quarter of the current fiscal year. Additionally, we incurred up-front costs to "expand business". The business in the region overall achieved increased revenue and decreased profits.

In America, in addition to our popular long-established characters *"Power Rangers"* series, "*Teen Titans*" and "*Tamagotchi Connexion*" contributed to a sales increase in the third quarter of the current fiscal year. However, in the difficult market conditions, such sales increase could not offset the poor performance due to increased costs to launch new products from our new characters in the interim period of the current fiscal year and an increase in returned articles resulting from the establishment of a new system of our own distribution network for DVD software. The business in the region overall achieved decreased revenue and decreased profits.

In Europe, products from our "*Power Rangers*" series continued to show strong movement. Also, while marketing of our "*Bratz*", which gained a high level of popularity in the same period of the prior fiscal year, was limited in Spain, new products launched during the current fiscal year, such as "*Strawberry Shortcake*", "*Tamagotchi Connexion*" and "*Pokémon*", became popular. The business in the region overall achieved increased revenue and increased profits.

In Asia, which is comprised of toy-related production companies in the Asian region (mainly Hong Kong and Thailand), activities such as production management, material procurement, and supply of products to Bandai and its overseas Group companies are involved. In the marketing division, favorable growth was seen in the "*Mobile Suit Gundam*" series and "*Power Rangers*" series, among other things. In the production division, efforts were exerted to improve production efficiencies. The business in the region overall achieved increased revenue and increased profits.

(2) Qualitative information on changes in the consolidated financial status, etc.

1) Summary of assets, liabilities and stockholders' equity at the end of the third quarter of the fiscal year under review:

Total assets (the total liabilities, minority interests and stockholders' equity) increased by 6,462 million yen due to an increase in investment securities as a result of the acquisition of additional shares of Tohato Inc. and an increase in intangible assets as a result of the acquisition by transfer of the operations of amusement park "*Asakusa Hanayashiki*".

Stockholders' equity increased by 9,756 million yen as net income accounted for 9,451 million yen.

2) Summary of cash flows for the third quarter of the fiscal year under review:

Cash flows from operating activities were 1,432 million yen as 19,072 million yen of net income before income taxes exceeded the effects of a decrease in accounts receivable - other and the payment of income taxes.

Cash flows from investing activities were 8,308 million yen of expenditure due to payments of 7,319 million yen for purchase of tangible fixed assets.

Cash flows from financing activities were 841 million yen as proceeds of 2,500 million yen from long-term debt exceeded the payment of 1,478 million yen in dividends.

As a result, after an exchange adjustment for cash and cash equivalents, cash and cash equivalents at the end of the third quarter of the fiscal year under review decreased by 5,377 million yen from the end of the prior fiscal year to 76,816 million yen.

(3) Qualitative information on the forecasts of operating results, etc.

The Japanese economy is expected to continue registering tones of slow recovery, as shown in better corporate earnings and higher capital expenditure, while there are some causes for concern, including higher oil prices.

Under these circumstances, we will aggressively carry on business, specifically focusing on our long-established characters for boys led by "*Mobile Suit Gundam SEED Destiny*", a sequel to its big-hit predecessor, "*Super Sentai (Power Rangers)*" series and "*Masked Rider*" series, as well as our popular characters for girls led by "*Futariha Precure*" series and "*Cinnamoroll*". In the video game software area, we will launch new major titles, including "*Mobile Suit Gundam One Year War*" under "Project Pegasus", a joint project with NAMCO LIMITED to develop video game software.

Overseas, in addition to our popular long-established characters, "*Power Rangers*" series, we will aggressively market new characters, such as "*Teen Titans*", in the toys & hobby area. In the video game software area, we will market our major titles to expand our businesses.

With regard to the forecast of operating results for the whole-year period of the fiscal year ending March 31, 2005, no amendment is made to the forecast thereof given upon publication of the financial statements for the interim period of the current fiscal year on November 10, 2004.

[Attachment]

Consolidated Financial Statements for the Third Quarter

(1) Summary of Consolidated Balance Sheet for the Third Quarter

(In millions of yen, rounded down)

	Third quarter ended December 31, 2004 (As of December 31, 2004)		Fiscal year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease		Third quarter ended December 31, 2003 (As of December 31, 2003)	
	Amount	%	Amount	%	Amount	%	Amount	%
(Assets)								
I. CURRENT ASSETS								
1. Cash and time deposits	67,443		77,433				64,377	
2. Trade receivables	53,116		51,287				55,292	
3. Inventories	11,691		7,920				12,005	
4. Deferred tax assets – current	4,853		5,221				4,871	
5. Other current assets	27,146		21,922				23,021	
6. Allowance for doubtful receivables	(687)		(655)				(683)	
Total current assets	163,563	69.7	163,130	71.5	432	0.3	158,884	69.3
II. FIXED ASSETS								
1. Property, plant and equipment	41,183	17.6	40,369	17.7	814	2.0	39,432	17.2
(1) Buildings and structures	13,395		14,379				11,321	
(2) Land	17,724		16,372				16,410	
(3) Other tangible fixed assets	10,063		9,617				11,699	
2. Intangible Assets	3,698	1.6	2,247	1.0	1,450	64.5	2,277	1.0
3. Investments and Other Assets	26,091	11.1	22,328	9.8	3,763	16.9	28,605	12.5
(1) Investment securities	17,431		14,751				13,502	
(2) Deferred tax assets-non-current	4,746		3,577				3,446	
(3) Deferred tax assets, land revaluation difference	-		-				8,398	
(4) Other investments and assets	5,116		4,994				4,859	
(5) Allowance for investment loss	-		-				(540)	
(6) Allowance for doubtful receivables	(1,202)		(994)				(1,061)	
Total fixed assets	70,974	30.3	64,945	28.5	6,029	9.3	70,315	30.7
TOTAL ASSETS	234,538	100.0	228,075	100.0	6,462	2.8	229,200	100.0

(In millions of yen, rounded down)

	Third quarter ended December 31, 2004 (As of December 31, 2004)		Fiscal year ended March 31, 2004 (As of March 31, 2004)		Increase or decrease		Third quarter ended December 31, 2003 (As of December 31, 2003)	
	Amount	%	Amount	%	Amount	%	Amount	%
(Liabilities)								
I. CURRENT LIABILITIES								
1. Trade payables	29,313		26,800				29,193	
2. Short-term borrowings	870		316				364	
3. Current installments of long-term bonds	50		-				-	
4. Accounts payable - other	12,945		20,054				14,186	
5. Other current liabilities	11,411		14,147				13,719	
Total current liabilities	54,591	23.3	61,318	26.9	(6,727)	(11.0)	57,464	25.1
II. LONG-TERM LIABILITIES								
1. Bonds	25,150		25,200				25,200	
2. Long-term debt	1,875		10				13	
3. Deferred tax liabilities, land revaluation difference	907		813				-	
4. Accrued retirement and severance benefits	619		534				543	
5. Directors' and corporate auditors' retirement and severance benefits	954		1,416				1,346	
6. Other long-term liabilities	1,272		1,042				550	
Total long-term liabilities	30,778	13.1	29,018	12.7	1,760	6.1	27,654	12.1
TOTAL LIABLITIES	**85,369**	**36.4**	**90,336**	**39.6**	**(4,967)**	**(5.5)**	**85,118**	**37.2**
(Minority Interests)								
Minority interests	18,343	7.8	16,670	7.3	1,673	10.0	16,221	7.1
(Stockholders' Equity)								
I. Common stock	24,426	10.4	24,292	10.6	133	0.5	24,139	10.5
II. Additional paid-in capital	23,759	10.1	23,625	10.4	133	0.6	23,472	10.2
III. Retained earnings	100,451	42.8	92,523	40.6	7,927	8.6	91,023	39.7
IV. Land revaluation difference	(21,163)	(9.0)	(21,298)	(9.3)	135	-	(12,085)	(5.3)
V. Other securities valuation differences	2,888	1.3	2,600	1.1	288	11.1	1,639	0.7
VI. Translation adjustment	635	0.3	(511)	(0.2)	1,146	-	(167)	(0.1)
VII. Treasury stock	(172)	(0.1)	(165)	(0.1)	(7)	-	(161)	-
TOTAL STOCKHOLDERS' EQUITY	**130,824**	**55.8**	**121,068**	**53.1**	**9,756**	**8.1**	**127,859**	**55.7**
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	**234,538**	**100.0**	**228,075**	**100.0**	**6,462**	**2.8**	**229,200**	**100.0**

(2) Summary of Consolidated Statement of Income for the Third Quarter

(In millions of yen, rounded down)

	Third quarter ended December 31, 2004 (April 1, 2004 to December 31, 2004)		Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)		Increase or decrease		Fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004)	
	Amount	%	Amount	%	Amount	%	Amount	%
I. Net Sales	192,691	100.0	193,092	100.0	(401)	(0.2)	263,174	100.0
II. Cost of Sales	107,935	56.0	105,946	54.9	1,988	1.9	146,916	55.8
Gross Profit	84,755	44.0	87,146	45.1	(2,390)	(2.7)	116,258	44.2
III. Selling, General and Administrative Expenses	66,303	34.4	62,252	32.2	4,051	6.5	88,607	33.7
Operating Income	18,452	9.6	24,893	12.9	(6,441)	(25.9)	27,651	10.5
IV. Non-operating Income	1,144	0.6	984	0.5	159	16.2	1,359	0.5
1. Interest income	384		302				386	
2. Equity in income of affiliated companies	5		-				-	
3. Other non-operating income	754		682				973	
V. Non-operating Expenses	413	0.2	1,366	0.7	(953)	(69.7)	1,789	0.7
1. Interest expense	135		304				347	
2. Equity in loss of affiliated companies	-		592				838	
3. Other non-operating expenses	278		469				603	
Recurring Income	19,183	10.0	24,511	12.7	(5,328)	(21.7)	27,221	10.3
VI. Extraordinary Income	2,697	1.4	1,415	0.7	1,281	90.5	2,028	0.8
1. Gain on sale of property, plant and equipment	2		24				29	
2. Gain on sale of investments securities	2,636		1,228				1,867	
3. Others	57		162				130	
VII. Extraordinary Loss	2,807	1.5	1,013	0.5	1,794	177.0	1,932	0.7
1. Loss on disposal and sale of property, plant and equipment	287		164				1,005	
2. Loss on impairment of property, plant and equipment	1,528		-				-	
3. Expense of special depreciation of property plant and equipment	104		-				-	
4. Amortization of goodwill	392		-				-	
5. Loss on sale of investment securities	-		12				16	
6. Loss on valuation of investment securities	101		125				691	
7. Payment for compromise	49		-				-	
8. Transfer to allowance for doubtful receivables	316		-				-	
9. Transfer to allowance for investments loss	-		540				-	
10. Others	25		171				218	

(In millions of yen, rounded down)

	Third quarter ended December 31, 2004 (April 1, 2004 to December 31, 2004)		Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)		Increase or decrease		Fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004)	
	Amount	%	Amount	%	Amount	%	Amount	%
Net Income before Income Taxes and Minority Interests ...	**19,072**	**9.9**	**24,913**	**12.9**	**(5,840)**	**(23.4)**	**27,318**	**10.4**
Income Taxes	**8,209**	**4.3**	**11,391**	**5.9**	**(3,182)**	**(27.9)**	**12,137**	**4.6**
Minority Interests	**1,412**	**0.7**	**831**	**0.4**	**580**	**69.8**	**974**	**0.4**
Net Income.................................	**9,451**	**4.9**	**12,690**	**6.6**	**(3,239)**	**(25.5)**	**14,206**	**5.4**

(3) Summary of Consolidated Statement of Cash Flows for the Third Quarter

(In millions of yen, rounded down)

	Third quarter ended December 31, 2004 (April 1, 2004 to December 31, 2004)	Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)	Fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004)
I. Cash Flows from Operating Activities			
Income before income taxes and minority interests	19,072	24,913	27,318
Depreciation and amortization and loss on impairment of property, plant and equipment	7,182	5,015	7,169
Increase (decrease) in allowances and reserves	(149)	507	(80)
Equity in loss (earnings) of affiliated companies	(5)	592	838
Loss (gain) on disposal and sale of property, plant and equipment	285	139	975
Loss (gain) on sale and valuation of investment securities	(2,534)	(1,090)	(1,159)
Decrease (increase) in trade receivables	(1,386)	(9,754)	(5,889)
Decrease (increase) in inventories	(3,629)	(3,986)	159
Increase (decrease) in trade payables	2,293	2,054	(291)
Increase (decrease) in accounts payable - other	(7,280)	(2,971)	2,895
Bonus to directors and corporate auditors	(313)	(280)	(280)
Other	(928)	(635)	(1,493)
Subtotal	**12,606**	**14,504**	**30,161**
Interest and dividends received	557	513	628
Interest paid	(96)	(372)	(414)
Income taxes paid	(11,634)	(9,389)	(10,342)
Net cash provided by operating activities	**1,432**	**5,256**	**20,032**
II. Cash Flows from Investing Activities			
Decrease (increase) in time deposits	238	812	750
Decrease (increase) in marketable securities	4	(985)	109
Purchase of property, plant and equipment	(7,319)	(7,351)	(11,032)
Sale of property, plant and equipment	18	473	483
Purchase of intangible assets	(2,269)	-	-
Purchase of investment securities	(2,041)	(2,474)	(2,823)
Sale of investment securities	2,346	859	1,918
Acquisition of shares in consolidated subsidiaries, net of cash acquired	(38)	144	144
Proceeds from sales of shares in consolidated subsidiaries	1,134	1,325	1,325
Advances of loans receivable	(772)	(575)	(600)
Collection of loans receivable	341	396	436
Other	48	(334)	(542)
Net cash provided by (used in) investing activities	**(8,308)**	**(7,709)**	**(9,830)**

(In millions of yen, rounded down)

	Third quarter ended December 31, 2004 (April 1, 2004 to December 31, 2004)	Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)	Fiscal year ended March 31, 2004 (April 1, 2003 to March 31, 2004)
III. Cash Flows from Financing Activities			
Net increase (decrease) in short-term borrowings	67	(1,097)	(1,108)
Proceeds from long-term debt	2,500	-	-
Repayments of long-term borrowings	(146)	(117)	(146)
Redemption of bonds	-	(10,000)	(10,000)
Proceeds from issuance of shares	266	1,011	1,318
Proceeds from capital paid by minority interests	3	1,340	1,354
Purchase of treasury stock	(7)	(12)	(15)
Dividends paid	(1,478)	(1,957)	(1,957)
Dividends paid to minority interests	(363)	(330)	(330)
Net cash provided by (used in) financing activities	841	(11,163)	(10,885)
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	**628**	**(894)**	(830)
V. Net Increase (Decrease) in Cash and Cash Equivalents	**(5,405)**	**(14,511)**	**(1,513)**
VI. Cash and Cash Equivalents at the Beginning of the Period	**82,193**	**83,326**	**83,326**
VII. Increase in Cash and Cash Equivalents due to Additional Consolidation of Subsidiaries	**28**	**506**	**506**
VIII. Decrease in Cash and Cash Equivalents due to Exclusion of Consolidated Subsidiaries	**-**	**(125)**	**(125)**
IX. Cash and Cash Equivalents at the End of the Period	**76,816**	**69,196**	**82,193**

(4) Information by Segment

[Information by Business Area]

(In millions of yen, rounded down)

	Third quarter ended December 31, 2004 (April 1, 2004 to December 31, 2004)									
	Toys & Hobby	Life-style	Amuse-ment	Video Game Software	Visual	Networks	Other	Total	Elimina-tion or All Group	Consoli-dated
Net sales										
(1) Sales to outside customers	108,448	14,042	11,934	24,532	21,815	7,468	4,448	192,691	-	192,691
(2) Inter-segment sales or transfers	940	44	826	12	699	172	7,096	9,791	(9,791)	-
Total	109,388	14,087	12,761	24,544	22,514	7,641	11,544	202,482	(9,791)	192,691
Operating expenses	97,927	13,276	12,053	23,339	19,368	6,361	10,716	183,044	(8,806)	174,238
Operating income	11,460	810	708	1,205	3,146	1,279	828	19,437	(985)	18,452

(In millions of yen, rounded down)

	Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)									
	Toys & Hobby	Life-style	Amuse-ment	Video Game Software	Visual	Networks	Other	Total	Elimina-tion or All Group	Consoli-dated
Net sales										
(1) Sales to outside customers	106,883	13,695	11,165	27,072	22,621	7,559	4,094	193,092	-	193,092
(2) Inter-segment sales or transfers	1,084	51	649	20	765	126	5,858	8,556	(8,556)	-
Total	107,968	13,747	11,814	27,092	23,386	7,686	9,953	201,648	(8,556)	193,092
Operating expenses	95,378	12,317	11,044	22,508	19,295	6,208	9,242	175,995	(7,796)	168,198
Operating income	12,589	1,430	770	4,584	4,091	1,477	710	25,653	(760)	24,893

(In millions of yen, rounded down)

	Fiscal Year ended March 31, 2004 (April 1, 2003 to March 31, 2004)									
	Toys & Hobby	Life-style	Amuse-ment	Video Game Software	Visual	Networks	Other	Total	Elimina-tion or All Group	Consoli-dated
Net sales										
(1) Sales to outside customers	144,328	18,963	14,635	38,759	30,942	10,061	5,483	263,174	-	263,174
(2) Inter-segment sales or transfers	1,491	95	847	24	916	193	7,842	11,412	(11,412)	-
Total	145,820	19,059	15,483	38,784	31,859	10,255	13,325	274,587	(11,412)	263,174
Operating expenses	134,166	17,008	14,928	32,559	26,317	8,295	12,634	245,910	(10,386)	235,523
Operating income	11,653	2,051	554	6,225	5,541	1,959	691	28,676	(1,025)	27,651

Notes: 1. The "business area" classification is in accordance with the classification adopted for internal management purposes.

2. Main products of each business area:

(1) Toys & Hobby area:	Toys, candy toys, products toys for vending machines, cards, plastic models, etc.
(2) Life-style area:	Apparel, sundries, stationery, etc.
(3) Amusement area:	Amusement equipment, amusement prizes, management of amusement facilities, etc.
(4) Video Game Software area:	Game software for home game machines and portable game machines, etc.
(5) Visual area:	Visual works, visual software, etc.
(6) Networks area:	Mobile contents, on-demand video distribution, on-line game, etc.
(7) Other area:	Transportation and warehousing of products, leasing, real estate management, printing, etc.

3. Of the operating expenses, the unallocatable amounts included in "elimination or all group" were 1,429 million yen for the third quarter of the current fiscal year, 1,159 million yen for the third quarter of the prior fiscal year and 1,571 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

[Information by Place-of-Business Segment]

(In millions of yen, rounded down)

	Third quarter ended December 31, 2004 (April 1, 2004 to December 31, 2004)						
	Japan	America	Europe	Asia, excluding Japan	Total	Elimination or all group	Consolidated
Net sales							
(1) Sales to outside customers	160,415	12,905	13,371	5,999	192,691	-	192,691
(2) Inter-segment sales or transfers	4,302	714	-	17,274	22,291	(22,291)	-
Total	164,717	13,619	13,371	23,273	214,982	(22,291)	192,691
Operating expenses	147,110	16,011	10,538	21,321	194,981	(20,743)	174,238
Operating income (loss)	17,607	(2,392)	2,833	1,951	20,000	(1,548)	18,452

(In millions of yen, rounded down)

	Third quarter ended December 31, 2003 (April 1, 2003 to December 31, 2003)						
	Japan	America	Europe	Asia, excluding Japan	Total	Elimination or all group	Consolidated
Net sales							
(1) Sales to outside customers	157,671	18,698	12,579	4,142	193,092	-	193,092
(2) Inter-segment sales or transfers	3,504	502	-	16,741	20,748	(20,748)	-
Total	161,176	19,200	12,579	20,884	213,840	(20,748)	193,092
Operating expenses	141,491	17,142	9,995	19,193	187,822	(19,623)	168,198
Operating income	19,684	2,058	2,583	1,691	26,018	(1,124)	24,893

(In millions of yen, rounded down)

	Fiscal Year ended March 31, 2004 (April 1, 2003 to March 31, 2004)						
	Japan	America	Europe	Asia, excluding Japan	Total	Elimination or all group	Consolidated
Net sales							
(1) Sales to outside customers	208,157	26,921	22,271	5,823	263,174	-	263,174
(2) Inter-segment sales or transfers	5,048	799	-	22,624	28,472	(28,472)	-
Total	213,206	27,721	22,271	28,448	291,647	(28,472)	263,174
Operating expenses	191,779	26,092	18,145	26,428	262,445	(26,921)	235,523
Operating income	21,426	1,629	4,126	2,019	29,201	(1,550)	27,651

Notes: 1. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia, excluding Japan: Hong Kong, Thailand, South Korea

2. Of the operating expenses, the unallocatable amounts included in "elimination or all group" were 1,429 million yen for the third quarter of the current fiscal year, 1,159 million yen for the third quarter of the prior fiscal year and 1,571 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

FILE No. 82-3919

(Translation)

February 8, 2005

Name of the Company:
Bandai Co., Ltd.

Name and Position of the Representative:
Takeo Takasu
President and Representative Director

Person to contact:
Hiroshi Kawasaki
General Manager, President's Office
Tel.: 03 (3847) 5005

(Code No. 7967, First Section of the Tokyo Stock Exchange)

Notice of Change of the Dividend Policy and Adjustment to the Forecast of Year-End Dividends for the Year ending March 31, 2005

Notice is hereby given that Bandai Co., Ltd. (the "Company" or "we", as the case may be), at the meeting of its Board of Directors held on February 8, 2005, adopted a resolution to change its dividend policy and amend the forecast of year-end dividends for the year ending March 31, 2005, as described below:

Description

1. Change of the dividend policy:

In accordance with our fundamental policy to provide shareholders with appropriate profit distribution, we have made stable payments of dividends, fixed at ¥15 per share annually. For the purpose of management with more emphasis on shareholder value, we intend to make stable payments of dividends, fixed at ¥20 per share annually, and also distribute profits by taking into consideration the trend of our consolidated business results from now on.

2. Adjustment to the forecast of dividends:

In accordance with the dividend policy described above, we have changed our forecast of dividends for the current fiscal year, which will amount to ¥30 per share annually.

Fiscal year ending March 31, 2005 (from April 1, 2004 to March 31, 2005):

	Year-end dividend per share	Annual dividend per share
Previous forecast (as publicized on November 10, 2004)	¥7.50	¥15.00
Adjusted forecast	¥22.50	¥30.00

(For reference)

Actual results for the previous fiscal year (from April 1, 2003 to March 31, 2004)	¥7.50	¥22.50 (¥15.00) (Note)

(Note) Each share of common stock of the Company was split into two shares as of November 20, 2003.
The annual dividend per share for the year ended March 31, 2004 was ¥15.00 on the assumption that such stock split were made at the beginning of the previous fiscal year.

- END -